UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Viper Powersports Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

92762V304
(CUSIP Number)

Oliver Jimenez Chief Compliance Officer Platinum Management (NY) LLC 152 West 57th Street, 4th Floor New York, New York 10019 (212) 582-2222	With copies to: James G. Smith Tarter Krinsky & Drogin LLP 1350 Broadway, 11th Floor New York, New York 10018 (212) 216-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92762V304

1	NAMES OF REPORTING PERSONS Platinum Partners Value Arbitrage Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,694,128
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 9,694,128
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,694,128 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON PN

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the Common Stock, $0.001 par value, (the “Common Stock”) of Viper Powersports Inc. (the “Issuer”).  The Issuer’s principal executive office is located at 2458 West Tech Lane, Auburn, Alabama 36832.

ITEM 2.	IDENTITY AND BACKGROUND.

Platinum Partners Value Arbitrage Fund LP, a Cayman Islands limited partnership (“PPVA”) is filing this statement on Schedule 13D.  Platinum Liquid Opportunity GP LLC, a Delaware limited liability company, (“Platinum Liquid”) is the general partner of PPVA.  Platinum Management (NY) LLC, a Delaware limited liability company, (“Platinum Management”) is the investment manager of PPVA.  Mark Nordlicht, a United States citizen, (“Mr. Nordlicht”) is the Chief Investment Officer and principal owner of Platinum Management and the principal of Platinum Liquid.

The shares of Common Stock beneficially owned by PPVA is owned directly by PPVA.

The principal business address for each of PPVA, Platinum Liquid, Platinum Management and Mr. Nordlicht is 152 West 57th Street, 4th Floor, New York, New York 10019.

The principal business of PPVA is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Platinum Liquid is serving as general partner to PPVA.  The principal business of Platinum Management is providing investment management services.  Mr. Nordlicht’s principal occupation is serving as the Chief Investment Officer of Platinum Management.

During the last five years, none of PPVA, Platinum Liquid, Platinum Management or Mr. Nordlicht has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of PPVA, Platinum Liquid, Platinum Management or Mr. Nordlicht has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchase price used to acquire the securities beneficially owned by PPVA was funded by working capital of Precious Capital LLC, an affiliate of PPVA.  See Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION.

Loan Agreement

On April 24, 2012, Viper Motorcycle Company (“VMC”), a wholly-owned subsidiary of the Issuer, entered into a Loan and Security Agreement (the “Loan Agreement”) with Precious Capital LLC, an affiliate of PPVA, (the “Lender”).  The Loan Agreement provides funding through advances to VMC under a line of credit not to exceed $6,000,000.

VMC received an initial loan advance of $2,500,000.  Under the terms of the Loan Agreement, any further advances to VMC beyond the initial $2,500,000 shall be in the Lender’s sole and absolute discretion, and no advance may be requested by VMC after April 24, 2014.  The loan terms also require that at no time shall the outstanding balance of the loan exceed a certain formula as defined in the Loan Agreement.

Both VMC and the Issuer entered into various security, pledge and guaranty agreements to guarantee payment to the Lender and secure the Lender with all tangible and intangible assets of VMC and the Issuer as set forth in the Loan Agreement and its supporting documents, including the Issuer’s 100% ownership of VMC.  In addition, the future payment to the Lender of all outstanding principal and accrued interest of the loan was guaranteed by the Issuer’s Chief Executive Officer and Chief Financial Officer.

As an inducement to the Lender to make the loan to VMC, the Issuer issued a total of 9,694,128 shares of its common stock to PPVA, as designee of the Lender.  The Loan Agreement provides that none of the common stock of the Company owned by the Lender may be sold or otherwise disposed of during the term of the loan.

Board Appointment

It is anticipated that the Issuer’s Board of Directors will appoint Mr. Jed Latkin, a PPVA portfolio manager, to the Issuer’s Board of Directors.

Subsequent Transactions

Except as indicated herein, none of PPVA, Platinum Liquid, Platinum Management or Mr. Nordlicht has any plan or proposal that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.   However, any of PPVA, Platinum Liquid, Platinum Management or Mr. Nordlicht may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Neither the fact of this filing a Schedule 13D nor anything contained herein shall be deemed to be an admission by any of PPVA, Platinum Liquid, Platinum Management or Mr. Nordlicht that PPVA has acquired or holds the securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

As of July 10, 2012, PPVA beneficially owns 9,694,128 shares of Common Stock representing 20.7% of all of the outstanding Common Stock.

Except as set forth in Item 4 and this Item 5, no other transactions with the Issuer’s Common Stock were effected by any of PPVA, Platinum Liquid, Platinum Management or Mr. Nordlicht during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among PPVA, Platinum Liquid, Platinum Management or Mr. Nordlicht, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: July 10, 2012

PLATINUM PARTNERS VALUE ARBITRAGE FUND LP

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

EXHIBIT INDEX
Number	Description

1.	Loan and Security Agreement dated as of April 24, 2012 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Commission on April 27, 2012).